FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number : 1-15232

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75008 Paris-France

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Paris, November 3, 2004

Press release

Sustained growth in revenues at September 30, 2004

Revenues:	EUR 29.4 billion
Organic growth:	+ 5.4%

SUEZ achieved organic revenue growth of +5.4%1, to EUR 29.4 billion as at September 30, 2004, (versus EUR 28.7 billion at September 30, 2003 2).

Organic growth stemmed principally from:

-

Electricity & Gas International, thanks to the continued expansion of U.S. LNG activities (+ EUR 141 million), the success of Tractebel Energy Services Inc (TESI) in its U.S. direct sales activity to industrial and commercial clients (+ EUR 260 million), and to the start-up of five new power plants in 2003 and 2004 (+ EUR 542 million),

-	A rise in electricity sales in Europe (+ 5.6%, + EUR 270 million), especially from wholesale transactions and sales outside Belgium,

-	An increase in Distrigaz natural gas sales (+ 11.1%, + EUR 148 million),

-	Expanded commercial activity at Elyo (+ 4.2%, + EUR 96 million),

-	Water activity in Europe (+ 3.5%, + EUR 98 million), particularly in France and Spain and with industrial customers.

The increase in organic revenue growth at September 30, 2004 (+ 5.4%) was slightly better than the first-half 2004 figure (+ 5.2%).

Stronger organic growth between June 30 and September 30, 2004 was due mainly to Distrigaz (+ EUR 148 million versus EUR 37 million at June 30, 2004) and to SUEZ Environment (+ EUR 162 million compared with EUR 76 million at June 30, 2004).

Taking into account the impact of disposals, exchange rate fluctuations and the decline in natural gas prices,3 total revenue growth was 2.5%.2 Following the sale of the communications sector companies, revenues are now entirely generated by the Group’s energy and environment businesses. The Group generates 89% of all revenues in Europe and North America, with Europe alone accounting for 79%.

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1 See Table on page 5 presenting comparable data.

2 Restated to exclude Nalco revenues. Nalco was sold during the 4th quarter of 2003 and was accounted for under the equity method in the 2003 consolidated financial statements. The company was still fully consolidated in reported revenues for third-quarter 2003, with revenues of EUR 1,864.5 million.

3 The strong increase in fossil fuel spot prices during the period has a deferred impact on sales portfolio.

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Total revenue growth (+ EUR 710 million) breaks down as follows:

➢	Organic growth (+ EUR 1,438 million)

➢

Changes in Group structure (- EUR 306 million): including the sale of companies in the communications sector (- EUR 540 million) and of Cespa (- EUR 439 million), as well as the termination of the Puerto Rico contract (- EUR 344 million); these were partially offset by the consequences of deregulation in Belgium, tied in particular to the creation of Electrabel Customer Solutions (+ EUR 792 million).

➢	Exchange rate fluctuations (- EUR 350 million), mainly due to the U.S. dollar (- EUR 261 million).

➢	The impact of the fall in natural gas prices (- EUR 72 million).

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	Sept. 30 2004	Sept. 30, 2003 pro forma (1)	Sept. 30, 2003 reported	Gross change (2)	Organic growth(3)
Energy	20,901.6	19,091.2	19,091.2	+9.5%	+6.8%
Environment, excl. Nalco	8,482.2	9.043.3	9.043.3	-6.2%	+2.0%
Nalco			1,864.5	-	-
Others(4)	0.0	539.6	539.6	-	-
TOTAL GROUP	29,383.7	28,674.1	30,538.6	+2.5%	+5.4%

(1)   See note at the bottom of page 1.

(2)   Calculated on the basis of June 2003 pro forma revenues.

(3) See Table on page 5 presenting comparable data.

(4) Communications sector companies sold in early 2004 were eliminated from consolidation at January 1, 2004.

GROUP BUSINESS REVENUE TRENDS

■	ENERGY

Energy revenues grew by + 9.5%, with organic growth increasing + 6.8%. The fall in natural gas prices (- EUR 72 million) and the unfavorable impact of foreign exchange fluctuations (- EUR 282 million) were largely offset by the positive impact of changes in Group structure (+ EUR 889 million).

(in EUR millions)	Sept. 30 2004	Sept. 30, 2003	Gross change	Organic growth
Electricity & Gas Europe	9,896.8	9,046.7	9.4%	1.6%
Electricity & Gas International	4.036.6	3,271.3	23.4%	36.1%
Energy and Industrial Services	6,968.2	6,773.2	2.9%	1.0%
ENERGY	20,901.6	19,091.2	9.5%	6.8%

The revenues of Electricity & Gas in Europe (EGE) rose by 9.4% as at end September 2004. On a comparable basis, revenues increased by EUR 142 million reflecting organic growth of +1.6%.

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-	Electricity

Organic electricity sales increased by EUR 270 million, or 5.6% (out of which 4.7% in volumes). During the first nine months of the year, electricity sales reached 106.7 TWh, of which 51.6 TWh from Belgium, 32.4 TWh from outside Belgium, and 22.7 TWh from the wholesale market. In 2004, sales from the regulated market (Belgian inter-municipal companies) represent 8.6% of volumes sold, versus 18.2% in 2003.

•

Wholesale revenues realized within the framework of the optimization of both generation facilities and Electrabel’s portfolio of contracts at a European level amounted to EUR 863 million as at September 30, 2004, compared with EUR 521 million as at September 30, 2003.

•

In Belgium, revenues and sales volumes held up thanks to the increase in sales to major industrial customers, even though the deregulation of the electricity market in Flanders has been in full force since July 1, 2003.

•

Outside Belgium, electricity sales grew in Germany and France. Overall, however, they posted a slight decline, with sales to Dutch distributors henceforth accounted for under “wholesale” revenues (see above).

-	Natural gas

•	Distrigas organic sales growth outside the group was + 11.1% (+ EUR 148 million), principally due to LNG sales and other trading activities, for a combined total of EUR 622 million.

•	Electrabel sales of natural gas were down (- 3.9%, or—EUR 38 million), while deregulation occurred in Flanders (as of July 1, 2003) and in Wallonia (partial deregulation as of January 4, 2004).

•	Fluxys outside group sales growth was + EUR 11 million.

-	Other activities, mainly services invoiced to inter-municipal companies, were down by EUR 245 million, mainly due to deregulation of the Flanders market.

Electricity & Gas International revenues increased by 36.1% or + EUR 1,071 million on a comparable structural, exchange rate, and natural gas price basis.

This growth is explained mainly by new electricity production capacity coming on stream, continued development of LNG transport and re-gasification, as well as the dynamism of commercial activities leading to improved utilization of existing capacities, better contracts, and increased sales to industrial and commercial customers.

More specifically, this growth in revenues was mainly due:

-	In North America to:

•

increased sales by Tractebel LNG North America (+ EUR 141 million) or + 20% in volume terms, thanks to expansion of the Everett terminal’s vaporization capacity, to new supply contracts coming into force in April 2003, and to sales to other LNG terminals.

•	the start-up of three new power plants (+ EUR 338 million): Monterrey, Mexico in April 2003 (245 MW) and Chehalis, State of Washington, in October 2003 (520 MW), and Wise, Texas in July 2004 (720 MW).

•	the commercial success of Tractebel Energy Services, Inc.’s direct energy sales activity to industrial and commercial sectors customers (+ EUR 260 million).

-	In Asia with the progressive start-up in January 2003 of the Bowin power plant (740 MW) in Thailand and, in February 2004, the Baymina power plant (770 MW) in Turkey (+ EUR 204 million).

-

In Latin America and particularly in Brazil where sales increased by EUR 118 million as a result mainly of the gradual replacement of “initial contracts” volumes by new bilateral contracts with distributors and industrial customers, along with sales to Argentina. Chile and Peru recorded growth (+ EUR 64 million) both in terms of volumes and prices.

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The increase in Energy and Industrial Services activities was + EUR 67 million (+ 1%):

-	Elyo’s businesses registered growth of + 4.2%, mainly due to commercial development in France (+ EUR 38 million), Benelux (+ EUR 26 million), and Italy (+ EUR 23 million).

-

Ineo and Endel (Groupe Fabricom) increased by + 2.3% and + 5.9% respectively, as well as HVAC activities: + 7.2%. Overall, Groupe Fabricom’s contribution increased slightly despite a depressed operating environment in the Netherlands.

-	Engineering business activities (Tractebel Engineering) were marked by the completion at year-end 2004 of cogeneration plant construction contracts in France.

■	ENVIRONMENT

(in EUR millions)	Sept. 30, 2004	Sept. 30, 2003 pro forma	Sept. 30, 2003 reported	Gross change	Organic growth
SELS Water Europe (1)	3,039.9	2,717.0	2,717.0	11.9%	3.5%
SELS Waste Services	3,304.2	3,796.8	3,796.8	-13.0%	-0.6%
Degrémont	574.7	579.4	579.4	-0.8%	-0.3%
Others / International	1,563.4	1,842.3	1,842.3	-15.1%	5.9%
SEIS (Nalco)	-	107.8	1,972.3		ns
ENVIRONMENT	8,482.2	9,043.3	10,907.8	-6.2%	2.0%

(1) Including revenues of Ondeo Industrial Solutions included under SEIS in 2003 for EUR 107.8 million.

SUEZ Environment generated revenues of EUR 8.5 billion (versus EUR 9 billion during the 3rd-quarter of 2003), under the impact of changes in Group structure (- EUR 653 million, mainly arising from the disposal of Cespa and the termination of the Puerto Rico contract) and exchange rate fluctuations (- EUR 68 million).

Organic growth stood at + 2%, or + EUR 162 million, resulting from:

-

The development of the activities of Water Europe (+ 3.5%, or + EUR 98 million) boosted by the activity of Ondeo Industrial Solutions (industrial contracts now consolidated into this entity), by Agbar (Spain), and sanitation and services activities in France, despite less favorable climatic conditions than in 2003 and lower taxes collected on behalf of third parties.

-

The Waste Services activities in France progressed (+ EUR 37 million at September 30, compared with + EUR 19 million at June 30) thanks to increased hazardous industrial waste disposal, soil decontamination and incineration activities. A fall was recorded in Germany and the Benelux due to unfavorable economic conditions, the reduction of certain municipal contracts and pressure on prices in DSD in Germany. Overall, revenues of Waste Services Europe were stable (- 0.6%).

-

On the international side positive organic growth was recorded, mainly thanks to South America (+ 10.7%), mainly from rate increases obtained following startup of the Farfana, Chile plant, and to Asia-Pacific (+ 14.2%), from water activities in China and waste collection in Australia.

-

The slight decline at Degrémont was due mainly to termination of the BOT at Bogota and to entry into the taking over phase of major contracts (El Asfar, Fujairah, Valence, and others). These factors were offset by fine performances in France, in Europe outside the U.K., and from service activities. Recently signed contracts (Halifax, Valenton, Moscow, Jordan, etc.) will generate significant revenues as of 2005.

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REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Europe and North America accounted for the bulk of revenues, representing 89% of the total, with the European continent alone accounting for 79%. The geographic breakdown was as follows:

(in EUR million)	Sept. 30, 2004	% contribution	Sept. 30, 2003 pro forma	% contribution	Change 2004/2003
France*	6,869.3	23.4%	6,876.4	24.0%	-0.1%
Belgium	8,826.2	30.0%	8,195.3	28.6%	7.7%
Subtotal, France-Belgium	15,695.5	53.4%	15,071.7	52.6%	4.1%
Other European Union	6,320.9	21.5%	6,722.7	23.4%	-6.0%
Other European countries	1,215.8	4.1%	1,041.3	3.6%	16.8%
Subtotal, Europe	23,232.2	79.1%	22,835.7	79.6%	1.7%
North America	2,926.1	10.0%	2,893.2	10.1%	1.1%
Subtotal Europe and North America	26,158.3	89.0%	25,729.0	89.7%	1.7%
South America	1,457.9	5.0%	1,232.0	4.3%	18.3%
Asia and Oceania	1,352.0	4.6%	1,304.2	4.5%	3.7%
Africa	415.5	1.4%	409.0	1.4%	1.6%
TOTAL	29,383.7	100.0%	28,674.1	100.0%	2.5%

* The revenue change in France was + 7% excluding the impact of the disposal of the communication sector.

Growth was sustained in France and Belgium : + 7.7 % in Belgium (due to deregulation in Belgium (ECS)) and 7 % in France excluding the impact of the disposal of the communication sector (which contributed EUR 530 million to 3rd quarter 2003 revenues in that geographic area).

The contribution of the Other European Union fell as a result of the Cespa disposal. In North America, the termination of the Puerto Rico contract and the negative impact of foreign exchange fluctuations were offset by the growth of Tractebel North America.

ORGANIC REVENUE GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis was as follows:

	Sept. 30, 2004	Sept. 30, 2003	Organic growth
Reported revenues	29,383.70	30,538.60
Nalco revenues(1)		-1,864.50
Pro forma revenues	29,383.70	28,674.10
Changes in Group structure(2)	-1,101.10	-1,063.40
Termination of the Puerto Rico contract		-343.7
Exchange rate fluctuations		-350.5
Natural gas prices		-71.80
Comparable	28,282.60	26,844.80	5.4%

(1) Restated to exclude Nalco revenues. Nalco was sold during the 4th quarter of 2003 and was accounted for under the equity method in the 2003 consolidated financial statements. The company was still fully consolidated in published revenues for third-quarter 2003, with revenues of EUR 1,864.5 million.

(2) Respectively 2004 revenues of newly consolidated entities and 2003 revenues of deconsolidated entities.

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QUARTERLY REVENUE BREAKDOWN

(in EUR millions)	1st qtr	2nd qtr	3rd qtr	4th qtr	Cumulative
2003, including Nalco	10,756.5	9,927.5	9,854.6	n/a	n/a
2003, pro forma excluding Nalco(1)	10,136.6	9,316.3	9,221.2	10,947.7	39,621.8
2004	10,312.2	9,608.6	9,462.9		29,383.7
Gross change in %	1.7%	3.1%	2.6%

1) Restated to eliminate Nalco revenues. Nalco was sold during the 4th quarter of 2003 and was accounted for under the equity method in the 2003 consolidated financial statements. Notwithstanding, with revenues of EUR 1,864.5 million, Nalco was fully consolidated in published revenues for third-quarter 2003.

SUEZ (www.suez.com) is an international industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and supports Paris as the site for the 2012 Olympic Games.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analyst contacts:
For France:
Antoine Lenoir: +331 4006 6650	Arnaud Erbin: +331 4006 6489
Catherine Guillon: +331 4006 6715	Bertrand Haas: +331 4006 6609
For Belgium:	Eléonore de Larboust: +331 4006 1753
Guy Dellicour: +322 370 34 05

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : November 4, 2004	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary